UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IonQ, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46222L108

(CUSIP Number)

April 20, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46222L108

1.	Name of Reporting Person GV 2016, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.0% (1)
12.	Type of Reporting Person (see instructions) PN

1.	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) and based on an aggregate total of 197,671,494 shares of the Common Stock of IonQ, Inc. (the “Issuer”) outstanding as of March 15, 2022, as reported by the Issuer in Amendment Number 1 to its Annual Report for the period ended December 31, 2021, filed on Form 10-K/A (Amendment No. 1) with the Securities and Exchange Commission (the “SEC”) on March 29, 2022.

CUSIP No. 46222L108

1.	Name of Reporting Person GV 2016 GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.0% (1)
12.	Type of Reporting Person (see instructions) PN

1.	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 197,671,494 shares of the Issuer’s Common Stock outstanding as of March 15, 2022, as reported by the Issuer in Amendment Number 1 to its Annual Report for the period ended December 31, 2021, filed on Form 10-K/A (Amendment No. 1) with the SEC on March 29, 2022.

CUSIP No. 46222L108

1.	Name of Reporting Person GV 2016 GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.0% (1)
12.	Type of Reporting Person (see instructions) OO

1.	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 197,671,494 shares of the Issuer’s Common Stock outstanding as of March 15, 2022, as reported by the Issuer in Amendment Number 1 to its Annual Report for the period ended December 31, 2021, filed on Form 10-K/A (Amendment No. 1) with the SEC on March 29, 2022.

CUSIP No. 46222L108

1.	Name of Reporting Person GV 2019, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,556,532 (1)
	6.	Shared Voting Power See response to row 5.
	7.	Sole Dispositive Power 4,556,532 (1)
	8.	Shared Dispositive Power See response to row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,556,532
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.3% (2)
12.	Type of Reporting Person (see instructions) PN

1.	Consists of 4,556,532 shares of the Issuer’s Common Stock held directly by GV 2019, L.P. GV 2019 GP, L.P. (the general partner of GV 2019, L.P.), GV 2019 GP, L.L.C. (the general partner of GV 2019 GP, L.P.), Alphabet Holdings LLC (the sole member of GV 2019 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2019, L.P.
2.	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 197,671,494 shares of the Issuer’s Common Stock outstanding as of March 15, 2022, as reported by the Issuer in Amendment Number 1 to its Annual Report for the period ended December 31, 2021, filed on Form 10-K/A (Amendment No. 1) with the SEC on March 29, 2022.

CUSIP No. 46222L108

1.	Name of Reporting Person GV 2019 GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,556,532 (1)
	6.	Shared Voting Power See response to row 5.
	7.	Sole Dispositive Power 4,556,532 (1)
	8.	Shared Dispositive Power See response to row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,556,532
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.3% (2)
12.	Type of Reporting Person (see instructions) PN

1.	Consists of 4,556,532 shares of the Issuer’s Common Stock held directly by GV 2019, L.P. GV 2019 GP, L.P. (the general partner of GV 2019, L.P.), GV 2019 GP, L.L.C. (the general partner of GV 2019 GP, L.P.), Alphabet Holdings LLC (the sole member of GV 2019 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2019, L.P.
2.	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 197,671,494 shares of the Issuer’s Common Stock outstanding as of March 15, 2022, as reported by the Issuer in Amendment Number 1 to its Annual Report for the period ended December 31, 2021, filed on Form 10-K/A (Amendment No. 1) with the SEC on March 29, 2022.

CUSIP No. 46222L108

1.	Name of Reporting Person GV 2019 GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,556,532 (1)
	6.	Shared Voting Power See response in row 5.
	7.	Sole Dispositive Power 4,556,532 (1)
	8.	Shared Dispositive Power See response in row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,556,532
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.3% (2)
12.	Type of Reporting Person (see instructions) OO

1.	Consists of 4,556,532 shares of the Issuer’s Common Stock held directly by GV 2019, L.P. GV 2019 GP, L.P. (the general partner of GV 2019, L.P.), GV 2019 GP, L.L.C. (the general partner of GV 2019 GP, L.P.), Alphabet Holdings LLC (the sole member of GV 2019 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2019, L.P.
2.	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 197,671,494 shares of the Issuer’s Common Stock outstanding as of March 15, 2022, as reported by the Issuer in Amendment Number 1 to its Annual Report for the period ended December 31, 2021, filed on Form 10-K/A (Amendment No. 1) with the SEC on March 29, 2022.

CUSIP No. 46222L108

1.	Name of Reporting Person Alphabet Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,556,532 (1)
	6.	Shared Voting Power See response to row 5.
	7.	Sole Dispositive Power 4,556,532 (1)
	8.	Shared Dispositive Power See response to row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,556,532
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.3% (2)
12.	Type of Reporting Person (see instructions) OO

1.	Consists of 4,556,532 shares of the Issuer’s Common Stock held directly by GV 2019, L.P. GV 2019 GP, L.P. (the general partner of GV 2019, L.P.), GV 2019 GP, L.L.C. (the general partner of GV 2019 GP, L.P.), Alphabet Holdings LLC (the sole member of GV 2019 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2019, L.P.
2.	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 197,671,494 shares of the Issuer’s Common Stock outstanding as of March 15, 2022, as reported by the Issuer in Amendment Number 1 to its Annual Report for the period ended December 31, 2021, filed on Form 10-K/A (Amendment No. 1) with the SEC on March 29, 2022.

CUSIP No. 46222L108

1.	Name of Reporting Person XXVI Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,556,532 (1)
	6.	Shared Voting Power See response to row 5.
	7.	Sole Dispositive Power 4,556,532 (1)
	8.	Shared Dispositive Power See response to row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,556,532
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.3% (2)
12.	Type of Reporting Person (see instructions) CO

1.	Consists of 4,556,532 shares of the Issuer’s Common Stock held directly by GV 2019, L.P. GV 2019 GP, L.P. (the general partner of GV 2019, L.P.), GV 2019 GP, L.L.C. (the general partner of GV 2019 GP, L.P.), Alphabet Holdings LLC (the sole member of GV 2019 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2019, L.P.
2.	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 197,671,494 shares of the Issuer’s Common Stock outstanding as of March 15, 2022, as reported by the Issuer in Amendment Number 1 to its Annual Report for the period ended December 31, 2021, filed on Form 10-K/A (Amendment No. 1) with the SEC on March 29, 2022.

CUSIP No. 46222L108

1.	Name of Reporting Person Alphabet Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,556,532 (1)
	6.	Shared Voting Power See response to row 5.
	7.	Sole Dispositive Power 4,556,532 (1)
	8.	Shared Dispositive Power See response to row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,556,532
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.3% (2)
12.	Type of Reporting Person (see instructions) CO, HC

1.	Consists of 4,556,532 shares of the Issuer’s Common Stock held directly by GV 2019, L.P. GV 2019 GP, L.P. (the general partner of GV 2019, L.P.), GV 2019 GP, L.L.C. (the general partner of GV 2019 GP, L.P.), Alphabet Holdings LLC (the sole member of GV 2019 GP, L.L.C.), XXVI Holdings Inc. (the sole member of Alphabet Holdings LLC), and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2019, L.P.
2.	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 197,671,494 shares of the Issuer’s Common Stock outstanding as of March 15, 2022, as reported by the Issuer in Amendment Number 1 to its Annual Report for the period ended December 31, 2021, filed on Form 10-K/A (Amendment No. 1) with the SEC on March 29, 2022.

CUSIP No. 46222L108

This Amendment No. 2 (this “Amendment”) amends the Statement on Schedule 13G initially filed by the Reporting Persons (as defined in Item 2(a) below) on October 12, 2021 with the Securities and Exchange Commission (the “SEC”), and as amended on February 14, 2022 (collectively, the “Statement”). This Amendment amends the Statement as set forth herein.

Item 1(a)	Name of Issuer.

IonQ, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

405 Campus Drive College Park, MD 20740

Item 2(a)	Name of Person Filing.

GV 2016, L.P., a Delaware limited partnership (“GV 2016”)
GV 2016 GP, L.P., a Delaware limited partnership (“2016 GP”)
GV 2016 GP, L.L.C., a Delaware limited liability company (“2016 LLC”)
GV 2019, L.P., a Delaware limited partnership (“GV 2019”)
GV 2019 GP, L.P., a Delaware limited partnership (“2019 GP”)
GV 2019 GP, L.L.C., a Delaware limited liability company (“2019 LLC”)
Alphabet Holdings LLC, a Delaware limited liability company (“Alphabet LLC”)
XXVI Holdings Inc., a Delaware corporation (“XXVI”)
Alphabet Inc., a Delaware corporation (“Parent” and, together with GV 2016, 2016 GP, 2016 LLC, GV 2019, 2019 GP, 2019 LLC, Alphabet LLC, and XXVI, the “Reporting Persons”)

Item 2(b)	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is:

1600 Amphitheatre Parkway, Mountain View, CA 94043

Item 2(c)	Citizenship.

Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.0001 per share

CUSIP No. 46222L108

Item 2(e)		CUSIP Number.

46222L108

Item 3		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

As of April 20, 2022 (the “Event Date”), the date as of which the Reporting Persons became subject to the requirement to file this Amendment pursuant to Rule 13d-2(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own an aggregate 4,556,532 shares of the Issuer’s Common Stock.

As of the Event Date, GV 2016 is the direct beneficial owner of none of the securities described in the preceding paragraph. 2016 GP is the general partner of GV 2016, and 2016 LLC is the sole managing member of 2016 GP. As such, 2016 GP and 2016 LLC may be deemed to have sole voting and investment discretion over securities directly beneficially owned by GV 2016 for purposes of Section 13(d) of the Exchange Act.

As of the Event Date, GV 2019 is the direct beneficial owner of all of the 4,556,532 shares of the Issuer’s Common Stock described in the first paragraph of this Item 4(a). 2019 GP is the general partner of GV 2019, and 2019 LLC is the sole managing member of 2019 GP. As such, 2019 GP and 2019 LLC may be deemed to have sole voting and investment discretion over the Issuer’s securities directly beneficially owned by GV 2019 for purposes of Section 13(d) of the Exchange Act.

CUSIP No. 46222L108

Additionally, as of the Event Date: (i) Alphabet LLC is the sole managing member of both 2016 LLC and 2019 LLC; (ii) XXVI is the sole managing member of Alphabet LLC; and (iii) Parent is the sole controlling stockholder of XXVI. As such, for purposes of Section 13(d) of the Exchange Act, each of Alphabet LLC, XXVI, and Parent may be deemed to have sole voting and investment discretion over all of the Issuer’s securities directly or indirectly beneficially owned by each of the other Reporting Persons, comprising an aggregate total of 4,556,532 shares of the Issuer’s Common Stock.

Notwithstanding, neither the filing of the Statement nor this Amendment shall be construed as an admission that: (i) GV 2016, 2016 GP and 2016 LLC, on the one hand, or (ii) GV 2019, 2019 GP and 2019 LLC, on the other hand, is or has been, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the direct or indirect beneficial owner of any shares of the Issuer’s securities reported herein as beneficially owned by the other. Furthermore, each Reporting Person expressly disclaims beneficial ownership of the securities described herein, except to the extent of its pecuniary interest, if any.

(b)	Percent of Class:

As of the Event Date, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 2.3% of the Issuer’s outstanding Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 0.0%, directly to GV 2016 and indirectly to each of 2016 GP and 2016 LLC; and (ii) 2.3%, directly to GV 2019 and indirectly to each of 2019 GP, 2019 LLC, Alphabet LLC, XXVI, and Parent.

(c)	Number of shares as to which the person has:

i.                 Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
GV 2016	0
2016 GP	0
2016 LLC	0
GV 2019	4,556,532*
2019 GP	4,556,532*
2019 LLC	4,556,532*
Alphabet LLC	4,556,532*
XXVI	4,556,532*
Parent	4,556,532*

*Each Reporting Person disclaims beneficial ownership of the securities described herein, except to the extent of its pecuniary interest.

ii.                Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
GV 2016	0
2016 GP	0
2016 LLC	0
GV 2019	0
2019 GP	0
2019 LLC	0
Alphabet LLC	0
XXVI	0
Parent	0

CUSIP No. 46222L108

iii.               Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
GV 2016	0
2016 GP	0
2016 LLC	0
GV 2019	4,556,532*
2019 GP	4,556,532*
2019 LLC	4,556,532*
Alphabet LLC	4,556,532*
XXVI	4,556,532*
Parent	4,556,532*

*Each Reporting Person disclaims beneficial ownership of the securities described herein, except to the extent of its pecuniary interest.

iv.              Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
GV 2016	0
2016 GP	0
2016 LLC	0
GV 2019	0
2019 GP	0
2019 LLC	0
Alphabet LLC	0
XXVI	0
Parent	0

CUSIP No. 46222L108

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Under certain circumstances described more specifically in the respective: (i) limited partnership agreements of GV 2016, 2016 GP, GV 2019, and 2019 GP and (ii) limited liability company agreements of 2016 LLC and 2019 LLC, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or proceeds from the sale of, shares of the Issuer’s Common Stock owned by each such entity of which it is a general partner, limited partner, or member.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 46222L108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GV 2016, L.P.	GV 2019, L.P.

By: GV 2016 GP, L.P., its General Partner	By: GV 2019 GP, L.P., its General Partner
By: GV 2016 GP, L.L.C., its General Partner	By: GV 2019 GP, L.L.C., its General Partner
By: Alphabet Holdings LLC, its Sole Member	By: Alphabet Holdings LLC, its Sole Member

By:	/s/ Kathryn W. Hall	By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall	Name:	Kathryn W. Hall
Title:	Secretary	Title:	Secretary
Date:	April 22, 2022	Date:	April 22, 2022

GV 2016 GP, L.P.	GV 2019 GP, L.P.

By: GV 2016 GP, L.L.C., its General Partner	By: GV 2019 GP, L.L.C., its General Partner
By: Alphabet Holdings LLC, its Sole Member	By: Alphabet Holdings LLC, its Sole Member

By:	/s/ Kathryn W. Hall	By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall	Name:	Kathryn W. Hall
Title:	Secretary	Title:	Secretary
Date:	April 22, 2022	Date:	April 22, 2022

GV 2016 GP, L.L.C.	GV 2019 GP, L.L.C.

By: Alphabet Holdings LLC, its Sole Member	By: Alphabet Holdings LLC, its Sole Member

By:	/s/ Kathryn W. Hall	By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall	Name:	Kathryn W. Hall
Title:	Secretary	Title:	Secretary
Date:	April 22, 2022	Date:	April 22, 2022

CUSIP No. 46222L108

ALPHABET HOLDINGS LLC		XXVI HOLDINGS INC.

By:	/s/ Kathryn W. Hall	By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall	Name:	Kathryn W. Hall
Title:	Secretary	Title:	Assistant Secretary
Date:	April 22, 2022	Date:	April 22, 2022

ALPHABET INC.

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Assistant Secretary
Date:	April 22, 2022

CUSIP No. 46222L108

Exhibit Index

Exhibit	Title

99.1	Joint Filing Agreement dated October 12, 2021 by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on October 12, 2021